Exhibit 23.3

Consent of Independent Auditors

The Partners
Star Parent L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-235303) on Form S-3 of Cannae Holdings, Inc. of our report dated March 17, 2020, with respect to the consolidated balance sheet of Star Parent L.P. as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, partners’ capital, and cash flows for the period from February 8, 2019 to December 31, 2019, and the related notes, which report appears in the Form 10-K/A of Cannae Holdings, Inc. dated March 25, 2020, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey
June 10, 2020